ITEM 2: MATERIALS RELATED TO THE X.COM PROFILE
JANUARY 27, 2025



Make U.S. Steel Great Again

@MakeUSSGreat

We believe that Board and management change is urgently needed to Make U.S. Steel Great Again #MUSSGA

📍 Cleveland, OH 🔗 MakeUSSteelGreatAgain.com 📅 Joined January 2025

3 Following **14** Followers

Not followed by anyone you're following

Posts	Replies	Media

ITEM 3: MATERIALS PUBLISHED ON LINKEDIN
JANUARY 27, 2025

Ancora Holdings Group
3,236 followers
now · 🌐

Today, Ancora Holdings Group announced it has nominated an independent slate to the board of United States Steel Corporation, including industry legend Alan Kestenbaum as our CEO candidate. Our slate intends to abandon the blocked deal with Nippon Steel Corporation, collect the $565 million breakup fee and Make U.S. Steel Great Again in the public market.

Read our letter: https://bit.ly/3PUGqol



MAKE U.S. STEEL
GREAT AGAIN

**Ancora Nominates Majority
Slate of Director Candidates
and Proposes Industry Legend
Alan Kestenbaum as New CEO
to Turn Around U.S. Steel**

MakeUSSteelGreatAgain.com

👍 Like   💬 Comment   🔁 Repost

ITEM 4: MATERIALS PUBLISHED ON X.COM
JANUARY 27, 2025

Make U.S. Steel Great Again
@MakeUSSGreat

Ancora believes @U_S_Steel's Board and CEO have pursued a risky sale to @nippon_steel_ at the expense of $X's financial health and operational performance, leading to a dead end. We intend to install an independent slate and legendary CEO candidate to abandon the blocked deal, collect the $565 million breakup fee and Make U.S. Steel Great Again. #MUSSGA

Read our letter: bit.ly/3PUGqol


MAKE U.S. STEEL GREAT AGAIN
Ancora Nominates Majority Slate of Director Candidates and Proposes Industry Legend Alan Kestenbaum as New CEO to Turn Around U.S. Steel
MakeUSSteelGreatAgain.com

1:44 PM · Jan 27, 2025

ZitoSalena ✔
@ZitoSalena

"US Steel was the greatest corporation in the world 70 years ago. It was the biggest, best in the whole world," Trump told me in September adding "we have to bring that greatness back," but under US ownership. Ancora's move today would make that possible



Ancora wants to make US Steel great again – Washington Examiner

From washingtonexaminer.com

12:43 PM · Jan 27, 2025 · **16.4K** Views

💬 6   ⟲ 62   ♥ 199   🔖 7

**ITEM 5: MATERIALS PUBLISHED ON
WWW.MAKEUSSTEELGREATAGAIN.COM WEBSITE
JANUARY 27, 2025**

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Ancora Catalyst Institutional, LP (“Ancora Catalyst Institutional”), together with the other participants named herein, intend to file a preliminary proxy statement and accompanying universal proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of Ancora Catalyst Institutional’s slate of highly-qualified director nominees at the 2025 annual meeting of stockholders of United States Steel Corporation, a Delaware

I AGREE



MAKE U.S. STEEL GREAT AGAIN

Ancora believes leadership has pursued a risky sale to Nippon at the expense of financial and operational performance, leaving U.S. Steel in a dire state.

We intend to install an independent slate and legendary CEO to abandon the blocked deal, collect the $565 million breakup fee and Make U.S. Steel Great Again.

READ OUR LETTER ➜   **FOLLOW @MAKEUSSGREAT** 𝕏

STAY UPDATED

Enter your name and email address to receive important updates:

Name

> Full Name

Email Address *

> Enter Your Email

Feedback for U.S. Steel

> (Optional)

SUBMIT

For Media Inquiries

Longacre Square Partners

Charlotte Kiaie / Ashley Areopagita

ckiaie@longacresquare.com

aareopagita@longacresquare.com





Home

Privacy Policy

Terms & Conditions



Privacy Policy

————

Our Commitment to Privacy

The sponsor of this website, MakeUSSteelGreatAgain.com (the "Site"), is sponsored by Ancora Catalyst Institutional, LP and certain of its respective affiliates ("we" or the "Sponsors"). We respect and value your privacy. This statement outlines our privacy policies (the "Privacy Policy") which are designed to assist you in understanding how we collect, use and safeguard information we collect and to assist you in making informed decisions when using the Site. The core of our Privacy Policy is this:

We want you to feel safe and comfortable when you use the Site, and we are dedicated to developing and upholding high standards for protecting your privacy. You should read and familiarize yourself with this Privacy Policy and with our Terms and Conditions. When you use the Site, you agree to abide by these terms.

What Information Do We Collect?

When you visit any website you may provide two types of information: personal information you knowingly choose to disclose that is collected on an individual basis, and website use information collected on an aggregate basis as you browse the website.

Personal Information.

Our Site may ask you to provide your personal information.

Website Use Information.

Our Site may utilize "cookies."

Clickstream Data.

As you use the Internet, a trail of electronic information is left at each website you visit. This information, which is sometimes referred to as "clickstream data," can be collected and stored by a website's server. Clickstream data can tell us the type of computer and browsing software you use and the address of the website from which you linked to our Site. We may use clickstream data as a form of non-personally identifiable information to anonymously determine how much time visitors spend on each page of the Site, how visitors navigate throughout the Site and how we may tailor our web pages to better meet the needs of visitors. This information will be used to improve the Site. Any collection or use of clickstream data will be anonymous and aggregate.

Do We Disclose Information to Outside Parties?

We may provide aggregate information about our users, Site traffic patterns and related Site information to our affiliates or reputable third parties.

What About Legally Compelled Disclosure of Information?

We may disclose information when we, in good faith, believe that the law requires it or for the protection of our legal rights.

What About Other Websites Linked to Our Site?

We are not responsible for the practices employed by websites linked to or from our Site nor the information or content contained therein. Often links to other websites are provided solely as pointers to information on topics that may be useful to the users of our Site.

Please remember that your browsing and interaction on any other website, including websites which have a link on our Site, is subject to that website's own rules and policies. Please read over those rules and policies before proceeding.

Your Consent.

By using the Site, you consent to this Privacy Policy. We reserve the right to make changes to this Privacy Policy from time to time. Revisions will be posted on this page. We suggest you check this page occasionally for updates.

Contacting Us.

If you have any questions about this Privacy Policy, the practices of the Site, or your dealings with the Site, you can contact us at: ancora@longacresquare.com.

STAY UPDATED

Enter your name and email address to receive important updates:

Name

Full Name

Email Address*

Enter Your Email

Feedback for U.S. Steel

(Optional)

SUBMIT

For Media Inquiries

Longacre Square Partners
Charlotte Kiaie / Ashley Areopagita
ckiaie@longacresquare.com
aareopagita@longacresquare.com





MAKE U.S. STEEL
GREAT AGAIN

Home

Privacy Policy
Terms & Conditions



Terms & Conditions

———

This website, MakeUSSteelGreatAgain.com (the "Site"), sponsored by Ancora Catalyst Institutional, LP and certain of its respective affiliates (collectively, the "Sponsors"), is for informational purposes only. You may use the Site for non-commercial, lawful purposes only. Your access to and use of the Site is subject to and governed by these Terms and Conditions. By accessing and browsing the Site, you accept, without limitation or qualification, and agree to be bound by, these Terms and Conditions and all applicable laws.

Nothing on this Site is intended to be, nor should it be construed or used as, investment, tax, legal or financial advice, a recommendation whether or how to vote any proxy or any other kind of recommendation, an opinion of the appropriateness of any security or investment, or an offer, or the solicitation of any offer, to buy or sell any security or investment. The Sponsors are not soliciting any action based upon the Site and are not responsible for any decision by any stockholder, and the Site should not be construed as a solicitation to procure, withhold or revoke any proxy.

1. You should assume that everything you see or read on the Site is material owned or exclusively represented by the Sponsors and protected by copyright unless otherwise expressly noted, and may not be used except as provided in these Terms and Conditions or in the text of the Site without the Sponsors' written permission. The Sponsors expressly neither warrant nor represent that your use of materials displayed on the Site will not infringe rights of third parties not owned by or affiliated with the Sponsors.

2. While the Sponsors endeavor to ensure that only accurate and up to date information is on the Site, the Sponsors make no warranties or representations as to the accuracy of any of the posted information. The Sponsors assume no liability or responsibility for any errors or omissions in the content of the Site.

3. The Site is provided "AS IS." The Sponsors do not make any representations or warranties, whether express or implied, regarding or relating to the Site or any associated hardware or software, including the content or operations of either.

4. YOU EXPRESSLY ACKNOWLEDGE THAT USE OF THE SITE IS AT YOUR SOLE RISK. NEITHER THE SPONSORS OR THEIR AFFILIATED COMPANIES NOR ANY OF THEIR RESPECTIVE EMPLOYEES, AGENTS, THIRD PARTY CONTENT PROVIDERS OR LICENSORS (COLLECTIVELY THE "SPONSOR PARTIES") WARRANT THAT THE SITE WILL BE UNINTERRUPTED OR ERROR FREE, NOR DO THEY MAKE ANY WARRANTY AS TO THE RESULTS THAT MAY BE OBTAINED FROM USE OF THE SITE, OR AS TO THE ACCURACY, RELIABILITY OR CONTENT OF ANY INFORMATION, SERVICE, OR MERCHANDISE PROVIDED THROUGH THE SITE. THE SITE IS PROVIDED ON AN "AS IS" BASIS WITHOUT WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF TITLE OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OTHER THAN THOSE WARRANTIES WHICH ARE IMPLIED BY AND INCAPABLE OF EXCLUSION, RESTRICTION OR MODIFICATION UNDER THE LAWS APPLICABLE TO THIS AGREEMENT.

THIS DISCLAIMER OF LIABILITY APPLIES TO ANY DAMAGES OR INJURY CAUSED BY ANY FAILURE OF PERFORMANCE, ERROR, OMISSION, INTERRUPTION, DELETION, DEFECT, DELAY IN OPERATION OR TRANSMISSION, COMPUTER VIRUS, COMMUNICATION LINE FAILURE, THEFT OR DESTRUCTION OR UNAUTHORIZED ACCESS TO, ALTERATION OF, OR USE OF RECORD, WHETHER FOR BREACH OF CONTRACT, TORTIOUS BEHAVIOR, NEGLIGENCE, OR UNDER ANY OTHER CAUSE OF ACTION. YOU SPECIFICALLY ACKNOWLEDGE THAT THE SPONSORS ARE NOT LIABLE FOR THE DEFAMATORY, OFFENSIVE OR ILLEGAL CONDUCT OF OTHER USERS OR THIRD PARTIES AND THAT THE RISK OF INJURY FROM THE FOREGOING RESTS ENTIRELY WITH YOU.

IN NO EVENT WILL THE SPONSORS, THE SPONSOR PARTIES OR ANY PERSON OR ENTITY INVOLVED IN CREATING, PRODUCING OR DISTRIBUTING THE SITE BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES ARISING OUT OF THE USE OF OR INABILITY TO USE THE SITE. YOU HEREBY ACKNOWLEDGE THAT THE PROVISIONS OF THIS SECTION SHALL APPLY TO ALL CONTENT ON THE SITE.

IN ADDITION TO THE TERMS SET FORTH ABOVE, NEITHER THE SPONSORS NOT THE SPONSOR PARTIES SHALL BE LIABLE, REGARDLESS OF THE CAUSE OR DURATION, FOR ANY ERRORS, INACCURACIES, OMISSIONS, OR OTHER DEFECTS IN, OR UNTIMELINESS OR UNAUTHENTICITY OF, THE INFORMATION CONTAINED WITHIN THE SITE, OR FOR ANY DELAY OR INTERRUPTION IN THE TRANSMISSION THEREOF TO YOU, OR FOR ANY CLAIMS OR LOSSES ARISING THEREFROM OR OCCASIONED THEREBY. NONE OF THE FOREGOING PARTIES SHALL BE LIABLE FOR ANY THIRD-PARTY CLAIMS OR LOSSES OF ANY NATURE, INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, PUNITIVE OR CONSEQUENTIAL DAMAGES AND THE AGGREGATE TOTAL LIABILITY OF THE SPONSOR PARTIES TO YOU OR ANY END USER FOR ALL DAMAGES, INJURY, LOSSES AND CAUSES OF ACTION (WHETHER IN CONTRACT, TORT OR OTHERWISE) ARISING FROM OR RELATING TO THIS AGREEMENT OR THE USE OF OR INABILITY TO USE THE SITE SHALL BE LIMITED TO PROVEN

OR RELATING TO THIS AGREEMENT OR THE USE OF OR INABILITY TO USE THE SITE SHALL BE LIMITED TO PROVEN DIRECT DAMAGES IN AN AMOUNT NOT TO EXCEED ONE HUNDRED DOLLARS ($100).

SOME JURISDICTIONS DO NOT ALLOW THE LIMITATION OR EXCLUSION OF CERTAIN LIABILITY OR WARRANTIES, IN WHICH EVENT SOME OF THE ABOVE LIMITATIONS MAY NOT APPLY TO YOU. In such jurisdictions, the Sponsors' liability is limited to the greatest extent permitted by law. You should check your local laws for any restrictions or limitations regarding the exclusion of implied warranties.

5. Artwork, images, names, and likenesses displayed on the Site are either the property of, or used with permission by, the Sponsors. The reproduction and use of any of these by you is prohibited unless specific permission is provided on the Site or otherwise. Any unauthorized use may violate copyright laws, trademark laws, privacy and publicity laws, and/or communications regulations and statutes.

6. The trademarks, service marks, logos, and other indicia, including of the Sponsors (collectively the "Trademarks"), which appear on the Site are registered and unregistered trademarks of the Sponsors and others. Nothing contained on the Site should be construed as granting, by implication or otherwise, any right, license or title to any of the Trademarks without the advance written permission of the Sponsors or such third party as may be appropriate. All rights are expressly reserved and retained by the Sponsors. Your misuse of any of the Trademarks displayed on the Site, or any other content on the Site, except as provided in these Terms and Conditions, is strictly prohibited. You are also advised that the Sponsors consider its intellectual property to be among its most valuable assets, and will aggressively enforce its intellectual property rights to the fullest extent of the law.

7. THIS SITE INCLUDES NEWS AND INFORMATION, COMMENTARY, AND OTHER CONTENT RELATING TO United States Steel Corporation (THE "COMPANY"), INCLUDING BY PERSONS OR COMPANIES THAT ARE NOT AFFILIATED WITH THE SPONSORS ("THIRD PARTY CONTENT"). THE AUTHOR AND SOURCE OF ALL THIRD PARTY CONTENT AND DATE OF PUBLICATION IS CLEARLY AND PROMINENTLY IDENTIFIED. THIRD PARTY CONTENT IS AVAILABLE THROUGH FRAMED AREAS, THROUGH HYPERLINKS TO THIRD PARTY WEB SITES, OR IS SIMPLY PUBLISHED ON THE SITE. THE SPONSORS AND THEIR AFFILIATES HAVE NOT BEEN INVOLVED IN THE PREPARATION, ADOPTION OR EDITING OF THIRD PARTY CONTENT AND DO NOT EXPLICITLY OR IMPLICITLY ENDORSE OR APPROVE SUCH CONTENT. THE PURPOSE OF MAKING THE THIRD PARTY CONTENT AVAILABLE IS TO PROVIDE RELEVANT INFORMATION TO STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE ELECTION OF DIRECTORS TO THE BOARD OF DIRECTORS OF THE COMPANY AT ITS 2025 ANNUAL MEETING OF STOCKHOLDERS AND THE MANAGEMENT AND AFFAIRS OF THE COMPANY IN GENERAL.

8. If any provision of the Terms and Conditions or any application thereof is held to be invalid or unenforceable for any reason, that provision shall be deemed severable and the remainder of the Terms and Conditions and the application of that provision in other situations shall not be affected.

9. YOU AGREE TO INDEMNIFY, DEFEND AND HOLD HARMLESS THE SPONSORS FROM AND AGAINST ANY AND ALL THIRD PARTY CLAIMS, DEMANDS, LIABILITIES, COSTS AND EXPENSES, INCLUDING REASONABLE ATTORNEYS' FEES, ARISING FROM OR RELATED TO ANY BREACH BY YOU OF ANY OF THE TERMS AND CONDITIONS OR APPLICABLE LAW, INCLUDING THOSE REGARDING INTELLECTUAL PROPERTY.

10. The Sponsors may at any time revise these Terms and Conditions by updating this posting. You are bound by any such revisions and should therefore periodically visit this page to review the then current Terms and Conditions to which you are bound.

11. The Sponsors know that the privacy of your personal information is important to you. Therefore, the Sponsors have established a Privacy Policy governing the use of this information, which is located at [MakeUSSteelGreatAgain.com].

12. The Sponsors own, protect and enforce copyrights in its own creative material and respects the copyright properties of others. Materials may be made available on or via the Site by third parties not within the control of the Sponsors. It is our policy not to permit materials known by us to be infringing to remain on the Site. You should notify us promptly if you believe any materials on the Site infringe a third party copyright. Upon our receipt of a proper notice of claimed infringement under the Digital Millennium Copyright Act ("DMCA"), the Sponsors will respond expeditiously to follow the procedures specified in the DMCA to resolve the claim between the notifying party and the alleged infringer who provided the content at issue, including, where applicable, by removing or disabling access to material claimed to be infringing or removing or disabling access to links to such material. Pursuant to the DMCA 17 U.S.C. 512(c), the Sponsors have designated Longacre Square Partners as its agent for notification of claims of copyright infringement with respect to information residing, at the direction of a user, on the Site. The contact information is: ancora@longacresquare.com.

STAY UPDATED

Enter your name and email address to receive important updates: